EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

February 3, 2020

VIA EDGAR

Ruairi Regan

Division of Corporate Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	InterPrivate Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-235849) (the “Registration Statement”)

Dear Mr. Regan:

In connection with the Registration Statement on Form S-1 of InterPrivate Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 p.m., Eastern Time, on Monday, February 3, 2020, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 366 copies of the Preliminary Prospectus dated January 8, 2020 have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name:	Steven Levine
Title:	CEO